

07007938

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH. D.C.
SECTION

SEC FILE NUMBER
8- 50484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Orion Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 West Sand Lake Road, Suite 245
(No. and Street)

Orlando (City) Florida (State) 32809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Zurita (407) 839-0600
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 06 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Michael Zurita, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orion Trading, LLC, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



LYNETTE ZIMMERMAN
Comm# DD0645818
Expires 3/1/2011
Florida Notary Assn., Inc

Signature

President

Title

Notary Public 8-23-07

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report

Members
Orion Trading, LLC
Orlando, Florida

We have audited the accompanying statement of financial condition of Orion Trading, LLC, as of June 30, 2007, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of June 30, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

August 27, 2007

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
www.cuthilleddy.com

ORION TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash	$ 10,047
Commissions receivable	49,825
Other assets	2,786
Deposit with clearing broker	20,000
	$ 82,658

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 48,535
Members' equity	34,123
	$ 82,658

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2007

Revenues:	
Commissions	$ 432,962
Other income	17,817
	450,779
Expenses:	
Clearing fees	56,702
Commission expense	275,915
Rent	41,434
Professional fees	5,230
Licenses and registrations	7,270
Telephone and communications	22,201
Other operating expenses	25,158
	433,910
Net income	$ 16,869

ORION TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2007

Member's equity at July 1, 2006	$ 10,554
Capital contributions	6,700
Net income	16,869
Members' equity at June 30, 2007	$ 34,123

See notes to financial statements.

ORION TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2007

Cash flows from operating activities:	
Net income	$ 16,869
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in commissions receivable	(49,825)
Increase in accounts payable and accrued expenses	37,841
Total adjustments	(11,984)
Net cash provided by operating activities	4,885
Cash flows from financing activities:	
Capital contributions	6,700
Decrease in bank overdraft	(1,619)
Net cash provided by financing activities	5,081
Net increase in cash	9,966
Cash, beginning of year	81
Cash, end of year	$ 10,047

See notes to financial statements.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
Orion Trading, LLC (the "Company") was organized in the State of California on November 9, 2000 by contributing all the shares of Orion Trading, Inc. for membership interests. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Being an LLC, the liability of the Company's members is limited to contributed capital.

The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:
The revenues of the Company are derived primarily from commissions earned on securities transactions. Securities transactions are recorded on the trade date basis.

Income taxes:
The Company, a limited liability company ("LLC"), is taxed as a partnership under the Internal Revenue Code and a similar state statue. In lieu of incomes taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California franchise tax of $800, a California LLC fee based on gross revenue and the annual New York fee of $500.

Fair value of financial instruments:
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments, none of which are held for trading purposes, approximate the carrying values of such amounts.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

ORION TRADING, LLC

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED JUNE 30, 2007

1. Nature of operations and summary of significant accounting policies - continued:

   Advertising:
   Costs of advertising are expensed as incurred. Advertising expense for the year ended June 30, 2007 was $495.

2. Net capital requirements:

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

   At June 30, 2007, the Company had excess net capital of $26,337 and a net capital ratio of 1.55 to 1.

3. Liability subordinated to the claims of creditors:

   None of the Company's liabilities have been subordinated to the claims of general creditors at June 30, 2007.

4. Credit risk:

   Cash is maintained in a high quality financial institution. Cash balances, at times, may exceed federally insured limits.

   Additionally, a deposit is maintained by the Company's clearing agent. Such amount, totaling $20,000, is not covered by federal depositor's insurance at June 30, 2007.

5. Leases:

   The Company leases its Florida office space under a three-year operating lease. Under the terms of the lease, the Company is responsible for maintaining adequate insurance on the facility and paying for utilities and sales tax. The monthly rental expense for this lease is approximately $1,507 for the year ended June 30, 2007 with annual increase of 4%.

   The Company leases its New York office space under a three-year operating lease. The monthly rental expense for this lease is approximately $1,895.

5. Leases - continued:

Rent expense for the year ended June 30, 2007, was $41,434. Future net minimum lease payments are as follows:

Year ending June 30,	
2008	$ 36,837

6. Supplemental disclosures of cash flow information:

During the year ended June 30, 2007, cash was paid for:

Interest	$ -
Income taxes	$ -

ORION TRADING, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF SECURITIES AND EXCHANGE COMMISION

JUNE 30, 2007

Total members' equity	$	34,123
Adjustments:		
Deduct: Nonallowable assets:		
Other assets		(2,786)
Net capital	$	31,337

Reconciliation with Company's computation:

Net capital as reported in the Company's Part IIA (unaudited) FOCUS report	$	33,084
Audit adjustments:		
Adjustments to accounts payable and accrued expenses		(1,747)
	$	31,337

See auditor's report.

ORION TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2007

Accounts payable and accrued expenses and aggregate indebtedness	$ 48,535
Ratio of aggregate indebtedness to net capital	1.55 to 1

See auditor's report.



Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Carson L. Eddy
Victor J. Incinelli
Todd Hitchins
Jennifer L. Christensen

Independent Auditor's Report On Internal Control Required By SEC Rule 17a-5

Members
Orion Trading, LLC
Orlando, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Orion Trading, LLC (the "Company") for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Orion Trading, LLC as of and for the year ended June 30, 2007, and this report does not affect our report thereon dated August 27, 2007.

Reconciliation of members' equity

During the audit we noted that members' equity balance on the internally prepared financial statements did not agree with the amount recorded on the Company's Part IIA FOCUS report and did not reconcile with the audited balance at June 30, 2006. This was due partially to prior years' audit adjustments not being recorded by the Company and to equity transactions, such as capital contributions, recorded incorrectly. It is crucial that transactions, such as audit adjustments and capital contributions, be correctly classified in order to present an accurate account of the Company's financial position. The Company should establish controls and place them n operation to detect and prevent any possible material misstatement to the financial statements that may result from such transactions not being properly recorded.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cummer & Egan LLC

August 27, 2007

END